Exhibit 99.1

Homeinns Enters into Definitive Merger Agreement

Shanghai, China, December 7, 2015 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), a wholly owned subsidiary of BTG Hotels (Group) Co., Ltd., a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations (SHA: 600258) (“BTG Hotels”), BTG Hotels Group (CAYMAN) Holding Co., Ltd (“Merger Sub”), a wholly owned subsidiary of Holdco, and solely for the purposes of certain sections of the Merger Agreement, BTG Hotels.

Pursuant to the Merger Agreement, Holdco will acquire the Company (other than Rollover Shares as defined below) for cash consideration of US$17.90 in cash per ordinary share of the Company (each, a “Share”) or US$35.80 in cash per American depositary share of the Company (each, an “ADS”), each of which represents two Shares. This represents an 18.7% premium over the closing price of US$30.17 per ADS as quoted by the NASDAQ Global Market on June 10, 2015, and a premium of 29.4% and 36.6%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price as quoted by the NASDAQ prior to June 10, 2015, the last trading day prior to the Company’s announcement on June 11, 2015 that it had received a non-binding “going private” proposal from the buyer group (the “Buyer Group”) comprised of BTG Hotels, Poly Victory Investments Limited (“Poly Victory”), Ctrip.com International, Ltd. (“Ctrip”), Neil Nanpeng Shen, Co-Founder and Co-Chairman of the Board of Directors of the Company, James Jianzhang Liang, Co-Founder and Director of the Company and Chairman of the Board of Directors and Chief Executive Officer of Ctrip, and David Jian Sun, Chief Executive Officer and Director of the Company. The merger consideration also represents an increase of approximately 9.1% from the original US$32.81 per ADS and US$16.405 per Share offer price in the Buyer Group’s non-binding “going private” proposal dated June 11, 2015.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”), and each Share issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist in exchange for the right to receive cash consideration equal to US$17.90, and each ADS be will cancelled in exchange for the right to receive cash consideration of US$35.80 per ADS, in each case, without interest and net of any applicable withholding taxes, except for (i) certain of the Shares (the “Rollover Shares”) held by Poly Victory, Ctrip Travel Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of Ctrip, Neil Nanpeng Shen, Smart Master International Limited, David Jian Sun, Peach Unity Investments Limited, Jason Xiangxin Zong, President and Chief Operating Officer of the Company, and Wise Kingdom Group Limited (collectively, the “Rollover Shareholders”), (ii) Shares (including Shares represented by ADSs) held immediately prior to the Effective Time by the Company or any of its subsidiaries or by the Company’s ADS depositary and reserved for future issuance under the Company’s share incentive plan, which Shares will be cancelled without payment of any consideration or distribution therefor, and (iii) Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the Effective Time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. At the Effective Time, all of the Rollover Shares will be converted into ordinary shares of the Surviving Company.

As of the date of the Merger Agreement, the Rollover Shareholders beneficially own in aggregate approximately 34.9% of the issued and outstanding Shares.

BTG Hotels and Holdco intend to fund the Merger through the proceeds from a committed loan facility of up to US$1.2 billion from Industrial and Commercial Bank of China Limited, New York Branch, pursuant to a debt commitment letter.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee, which is comprised solely of independent directors of the Company who are unaffiliated with Holdco, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Merger is subject to receipt of certain required regulatory approvals specified in the Merger Agreement and is currently expected to close during the first half of 2016. It is also subject to the approval of the Company’s shareholders, the approval of BTG Hotels’ shareholders, as well as certain other customary closing conditions. Pursuant to the Merger Agreement, the approval of the Merger Agreement and the Transactions by the Company’s shareholders requires both (i) a special resolution in accordance with Cayman Islands law by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”), and (ii) so long as the Shares (excluding Shares held by the Rollover Shareholders) present and voting in person or by proxy at the Company Shareholders’ Meeting exceed 50% of all of the issued and outstanding Shares of the Company as of the close of business on the record date established for the Company Shareholders’ Meeting, the affirmative vote of holders of shares representing more than 50% of the Shares (excluding the Shares held by the Rollover Shareholders) in person or by proxy at the Company Shareholders’ Meeting.

Concurrently with the execution of the Merger Agreement, BTG Hotels, Holdco and the Rollover Shareholders entered into a Support Agreement, pursuant to which the Rollover Shareholders have agreed (i) to vote all of their respective Shares in favor of the authorization and approval of the Merger Agreement and the Merger and (ii) to receive no cash consideration in the Merger with respect to the Rollover Shares.

The Company and certain other participants in the Transactions will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transactions, the Company and the other participants in the Transactions.

Credit Suisse Securities (USA) LLC is serving as the financial advisor to the Special Committee, Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Special Committee, Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee and the Company, and Fangda Partners is serving as PRC legal counsel to the Special Committee. O’Melveny & Myers LLP is serving as U.S. legal counsel to the Company, and Commerce & Finance Law Offices is serving as PRC legal counsel to the Company.

Huatai United Securities Co., Ltd., CITIC Securities Co., Ltd. and UBS AG Hong Kong Branch are serving as the financial advisors to the Buyer Group. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group, Jun He Law Offices and East & Concord Partners are serving as PRC legal counsel to the Buyer Group, and Walkers is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of February 28, 2015 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 24, 2015. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com